Wintrust Financial Corporation
Form 10-K, Exhibit 12.2
Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends
The following table presents the calculation of the ratio of earnings to fixed charges and preferred stock dividends for the last five years.
(dollars in thousands)

		Years ended December 31,
		2008	2007	2006	2005	2004

Income before income taxes	A	$30,641	$83,824	$104,241	$104,950	$80,887

Interest expense:
Interest on deposits		$219,437	$294,914	$265,729	$156,252	$83,135
Interest on other borrowings	C	50,719	55,093	43,330	34,025	20,787

Total interest expense	B	$270,156	$350,007	$309,059	$190,277	$103,922

Dividends on preferred shares (1)	D	$3,377	$—	$—	$—	$—

Ratio of earnings to fixed charges and preferred stock dividends:
Including deposit interest	(A+B)/(B+D)	1.10x	1.24x	1.34x	1.55x	1.78x
Excluding deposit interest	(A+C)/(C+D)	1.50x	2.52x	3.41x	4.08x	4.89x

(1)	The dividends on preferred shares were increased to amounts representing the pretax earnings that would be required to cover such dividend requirements.